[Education Management Corporation Letterhead]
October 1, 2008
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549
Re:	Education Management Corporation Form S-1 Amendment No. 1 Filed August 6, 2008 File No. 333-148259
Dear Mr. Spirgel:
     We are providing this letter in response to the comments of the Staff contained in your letter dated September 5, 2008 regarding Amendment No. 1 to the Form S-1 filed by Education Management Corporation on August 6, 2008 (File No. 333-148259) (the “Form S-1”). Set forth below are the Staff’s comments and our responses.
Prospectus Summary, page 1
Our Business, page 1
COMMENT NO. 1:
     We note your response to prior comment four and the discussion of your business model’s “favorable financial characteristics” on pages two and three. So that investors may understand the basis of management’s view of the developments since the Transaction, please clarify the basis for this description of financial performance in this location by addressing any factors negatively affecting your profitability.
     For example, while investors may note your disclosure on pages 11 and 60 relating to EBITDA and Adjusted EBITDA (as measured by management), EBITDA is a non-GAAP measurement and it does not consider interest payments or debt service requirements (as you disclose on page 11). Additionally, investors may note that your debt level was $1.9 billion as of March 31, 2008 (down from $1.94 billion as of September 30, 2007), and interest payments and debt service requirements are substantial, as you disclose on page 57. Additionally, investors could note your disclosure on pages 41, 48, and F-14 that net income and earnings per share have both fallen post-Transaction.

RESPONSE:
     We have revised the discussion on page 2 of Amendment No. 2 to the Form S-1 to address the negative impact that the increase in interest expense resulting from the indebtedness that we incurred in connection with the Transaction has had on our net income in recent periods as compared to periods prior to the Transaction.
COMMENT NO. 2:
     We note your response to prior comment five and your discussion of the opportunity for future profit margin expansion on pages 2-3. Please clarify such disclosure with the company’s actual results to date. It appears that net income and earnings per share have both fallen post-Transaction. (e.g., see pages 41, 48, and F-14.)
RESPONSE:
     We have revised the discussion on pages 2 and 3 of Amendment No. 2 to the Form S-1 to clarify the Company’s disclosure by referencing the negative impact that the increase in interest expense resulting from the indebtedness that we incurred in connection with the Transaction has had on our net income.
Use of Proceeds, page 35
COMMENT NO. 3:
     We note your responses to prior comments 10 and 11 that the Sponsors will not receive fees pursuant to the Sponsor Management Agreement with respect to the Offering, but we also note the disclosure added to page 132 that, outside of the Sponsor Management Agreement, affiliates of the Sponsors may receive compensation for providing investment banking or other financial advisory services outside of the Sponsor Management Agreement. Please detail in this section.
RESPONSE:
     We have revised our disclosure on page 35 of Amendment No. 2 to the Form S-1 to clarify that no fees other than the termination fee described on page 132 of Amendment No. 2 to the Form S-1 will be payable to any Sponsor under the Sponsor Management Agreement from the proceeds of the offering. In addition, we have added disclosure indicating that Goldman, Sachs & Co., an affiliate of one of our Sponsors, will receive customary underwriting compensation as described in the prospectus in the section entitled “Underwriting”. We have added similar disclosure to our discussion of the Sponsor Management Agreement on pages 132 and 133 of Amendment No. 2 to the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Overview, page 44
COMMENT NO. 4:
     We note your response to prior comment 15. Please include a separate section in MD&A discussing management’s views of the events, trends, risks and uncertainties that such level of debt and debt service present on both a historical and going forward basis. Please include discussion relating to revenues, financial position, liquidity, plan of operations, results of operations and any other material commitments for capital expenditures.
RESPONSE:
     We have added a separate section to the MD&A on page 56 of Amendment No. 2 to the Form S-1 to discuss management’s views regarding our level of debt and debt service. We have added similar disclosure to our discussion under “Description of Certain Indebtedness” on page 139 of Amendment No. 2 to the Form S-1.
COMMENT NO. 5:
     We note your response to prior comment 18. Please detail the accrued interest and prepayment premiums you note on page 47.
RESPONSE:
     We have removed the reference to accrued interest and prepayment premiums, which appeared on pages 9, 35, 47 and 57 of Amendment No. 1 to the Form S-1. We advise the Staff supplementally that we continue to evaluate the indebtedness that will be repaid or repurchased with proceeds from this offering and the method of effecting such a repayment and/or repurchase. Among the alternatives that we continue to consider is the possibility of a tender offer for a portion of our outstanding indebtedness, in which case there would be no accrued interest or prepayment premiums resulting from the repurchase. We will update the relevant disclosures in the Form S-1 as needed to include appropriate detail about the indebtedness to be repaid or repurchased after these determinations have been made.
COMMENT NO. 6:
     Please revise the table at page 47 to include options issued during 2008 as provided in your response to prior comment 48.
RESPONSE:
     We have revised the table on page 47 of Amendment No. 2 to the Form S-1 to include information regarding options that have been issued during 2008.

Payments, page 58
COMMENT NO. 7:
     We note your response to prior comment 25. Please quantify the remaining amount payable on this page.
RESPONSE:
     We have revised the disclosure on page 57 of Amendment No. 2 to the Form S-1 to quantify the amount as of June 30, 2008 that would be payable on June 1, 2013, assuming that we do not make any prepayments in the interim. We also note to the Staff that information regarding the timing of our payment obligations with respect to our term loan facility is contained in the chart on page 55 of Amendment No. 2 to the Form S-1 under the heading “Contractual Obligations”.
Use of Estimates and Critical Accounting Policies
Share-Based Payment, page 66
COMMENT NO. 8:
     We note the revised disclosure at page 66 and reissue part of prior comment 47. Please expand the disclosure to describe in more detail the methodologies and significant assumptions used in determining the fair value of your common stock. Revise the disclosure to include information similar to the discussion provided in your response to prior comment 48. Also explain how the resultant valuations under each method were weighted to arrive at an overall company business enterprise value.
RESPONSE:
     We have expanded our disclosure on pages 65 and 66 of Amendment No. 2 to the Form S-1 regarding the determination of the fair value of our common stock. We have also revised the disclosure on page 66 of Amendment No. 2 to the Form S-1 to clarify how the valuation methodologies are weighted to derive our overall company business enterprise value.
COMMENT NO. 9:
     Disclose the nature of the conditions that prevent recognition of compensation expense for employee stock options.
RESPONSE:
     We have revised the disclosure on page 65 of Amendment No. 2 to the Form S-1 to disclose the nature of the conditions that prevent recognition of compensation expense for employee stock options.

Compensation Discussion and Analysis, page 100
COMMENT NO. 10:
     Please update your executive compensation disclosure for the fiscal year ended June 30, 2008.
RESPONSE:
     We have updated our executive compensation disclosure for the fiscal year ended June 30, 2008.
Age of Financial Statements
COMMENT NO. 11:
     Please update the audited financial statements and other financial information to include the fiscal year ended June 30, 2008, as required by Rule 3-12 of Regulation S-X.
RESPONSE:
     We have updated the audited financial statements and other financial information disclosure to include financial information as of and for the fiscal year ended June 30, 2008.
Note 13 – Share-Based Payment
2006 Stock Option Plan, page F-29
COMMENT NO. 12:
     Please expand the disclosure at page F-29 to clarify that the call right on time-based options will expire upon the completion of the initial public offering, resulting in the recognition of compensation expense for all vested options as stated in your response to prior comment 49.
RESPONSE:
     We have expanded our disclosure on page F-30 of Amendment No. 2 to the Form S-1 to clarify that the call right on time-based options will terminate in the event of a qualified initial public offering, resulting in the recognition of compensation expense for all vested options.
COMMENT NO. 13:
     We note your response to prior comment 48. We may have additional comments on the valuation of the common stock underlying your stock options when you disclose the anticipated initial offering price in the document.
RESPONSE:
     We acknowledge the Staff’s comment and advise the Staff that we will disclose the anticipated initial offering price promptly after the information becomes available, with sufficient time for the Staff to review the information prior to distribution of any preliminary prospectus.
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Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-1, please contact me at 412-562-0900 at your earliest convenience.
Sincerely,

EDUCATION MANAGEMENT CORPORATION
By:	/s/ Edward H. West
Edward H. West
Executive Vice President and Chief Financial Officer